Exhibit 99.8

February 26, 2018

Potash Corporation of Saskatchewan Inc.

Suite 500, 122 – 1st Avenue South

Saskatoon, Saskatchewan, Canada S7K 7G3

Ladies and Gentlemen:

Re:	Annual Report on Form 40-F

Reference is made to the Annual Report on Form 40-F (the “Annual Report”) filed by Potash Corporation of Saskatchewan Inc. (the “Corporation”) under the Securities Exchange Act of 1934, as amended.

I, Craig Funk, B.Sc., M.Sc., P. Eng., P.Geo., a qualified person, am responsible for preparing or supervising the preparation of (1) the technical report entitled “National Instrument 43-101 Technical Report on Allan Potash Deposit (KL 112R A), Saskatchewan, Canada” dated effective December 31, 2017 (the “Allan Technical Report”); (2) the technical report entitled “National Instrument 43-101 Technical Report on Cory Potash Deposit (KL 103B), Saskatchewan, Canada” dated effective December 31, 2017 (the “Cory Technical Report”); (3) the technical report entitled “National Instrument 43-101 Technical Report on Lanigan Potash Deposit (KLSA 001B), Saskatchewan, Canada” dated effective December 31, 2017 (the “Lanigan Technical Report”); and (4) the technical report entitled “National Instrument 43-101 Technical Report on Rocanville Potash Deposit (KLSA 002B & KL 249), Saskatchewan, Canada” dated effective December 31, 2017 (the “Rocanville Technical Report”, together with the Allan Technical Report, the Cory Technical Report and the Lanigan Technical Report, the “Technical Reports”).

I hereby consent to the inclusion in the Annual Report of references to and information derived from the Technical Reports and to the use of my name therein. I hereby consent to the incorporation by reference of such information in Registration Statements on Form S-8 (File Nos. 333-222384 and 333-222385) of Nutrien Ltd., as successor issuer to the Corporation.

Yours truly,

/s/ Craig Funk
Craig Funk, B.Sc., M.Sc., P. Eng., P.Geo.
Director, Earth Science – Engineering, Technology & Capital
Nutrien Ltd.